Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

December 23, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patricia Williams, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Williams:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors India Small-Cap ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2009. Below, we describe the changes that will be made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS
Comment 1.	Please include the ticker symbol for the Fund on the cover page.

Response 1. The ticker symbol for the Fund will be included on the cover page.

Comment 2.	Please include disclosure on the cover page required by Item 1(a) of Form N-1A.

Response 2. The cover page will be revised accordingly.

Comment 3.	Please remove the disclosure from the inside cover page of the Prospectus.

Response 3. The disclosure will be removed.

Comment 4.

Under the section entitled “Summary Information—Fund Fees and Expenses,” please remove “Operating” from the “Other Operating Expenses” line item. In addition, please replace the word “Assumption” in “Fee Waivers and Expenses Assumption” line item with “Reimbursement.”

Response 4. The disclosure will be revised accordingly.

Comment 5.	Please revise the disclosure appearing under the Summary Information—Fund Fees and Expenses—Expense Example” to conform to Form N-1A.

Response 5. The disclosure will be revised accordingly.

Comment 6.	Please revise footnote (b) to the fee table as follows:

(i) note that the fee waiver and expense assumption will extend for at least one year;

(ii) include disclosure with respect to who can terminate the waiver and under what circumstances; and

(iii) delete the last sentence of the footnote regarding offering costs excluded from the expense cap.

Response 6. The disclosure will be revised accordingly.

Comment 7.	Under the section entitled “Summary Information—Portfolio Turnover,” delete the parenthetical “(e.g., over 100% year)”.

Response 7. The disclosure will be revised accordingly.

Comment 8.

Please revise the disclosure under “Summary Information—Principal Investment Strategies” to make clear that the Fund will invest substantially all of its assets in the Subsidiary and that the Subsidiary will invest 80% of its assets in the Underlying Index. Please make conforming changes to the Prospectus as applicable.

Response 8. The disclosure will be revised accordingly.

Comment 9.

Please revise the last paragraph under “Summary Information—Principal Investment Strategies” with respect to the derivatives used by Fund to conform to previous Staff comments. Please make conforming changes to the Prospectus as applicable.

Response 9. The disclosure will be revised accordingly.

Comment 10.	Please add a non-diversified fund risk to the Summary Information section.

Response 10. The disclosure will be revised accordingly.

Comment 11.	Please delete the third, fourth and fifth sentences of the first paragraph under the section entitled “Summary Information—Purchase and Sale of Fund Shares.”

Response 11. The disclosure will be revised accordingly.

Comment 12.

Please add disclosure to the “Tax Risk” on page 11 of the Prospectus to account for the unsettled nature of the tax treaty between India and Mauritius. Please add similar disclosure to the “Mauritian Tax Status” section on page 21 of the Prospectus.

Response 12. We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure under “Tax Risk” adequately addresses the unsettled nature of the tax treaty between India and Mauritius. We will revise the disclosure on page 21 under “Mauritian Tax Status” in response to the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Comment 13.	Please confirm that the Subsidiary will have the same investment restrictions as the Fund.

Response 13. As noted in the section entitled “Investment Policies and Restrictions—Investment Restrictions,” the Board of Directors of the Subsidiary will adopt the same fundamental investment restrictions as those adopted by the Board of Trustees of the Fund.

GENERAL COMMENTS

Comment 14.	Please confirm that the Subsidiary will sign the Registration Statement.

Response 14. The Subsidiary will sign the Registration Statement.

Comment 15.	Please confirm that the Subsidiary Investment Management Agreement will be treated as if it were subject to Section 15 of the Investment Company Act of 1940, as amended.

Response 15. We hereby confirm that the Subsidiary Investment Management Agreement will be treated as if it were subject to Section 15 of the Investment Company Act of 1940, as amended.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledge that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2031. Thank you.

Best regards,

/s/ Joseph J. McBrien

Joseph J. McBrien